Exhibit 23.4

Consent of Independent Auditors

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and the related Prospectus of Talos Energy Inc. for the registration of 24,688,171 shares of its common stock and to the incorporation by reference therein of our report dated January 9, 2024, with respect to the statement of revenue and direct operating expenses of the oil and natural gas properties acquired by QuarterNorth Energy Inc. and Mako Buyer 2 LLC on August 27, 2021 from Fieldwood Energy Inc. and its debtor affiliates for the period from January 1, 2021 through August 26, 2021, included in Talos Energy Inc’s Current Report on Form 8-K dated January 17, 2024, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Houston, Texas

March 12, 2024